Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

March 27, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Relevant Information

To whom it may concern,

In compliance with the provisions set forth by the Comisión Nacional de Valores, we write to report that, on March 26, 2015, we received a letter from Dirección Nacional de Empresas con Participación del Estado (FGS-ANSES), the agency in charge of administrating shareholders, notifying us of its intention to exercise its right to vote cumulatively on items 9 and 10 of the agenda, at the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 29, 2015.

In respect of such Ordinary Shareholders’ Meeting, FGS-ANSES states that it will exercise its right to vote cumulatively for 264,221,559 Class B ordinary shares which are entitled to 1 vote per share.

Yours sincerely,

A. Enrique Pedemonte
Attorney-in-fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.